UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

ICO GLOBAL COMMUNICATIONS (HOLDINGS) LIMITED

(Exact name of registrant as specified in its charter)

Delaware	98-0221142
(State of incorporation or organization)	(IRS Employer Identification No.)

Plaza America Tower I 11700 Plaza America Drive, Suite 1010 Reston, Virginia	20190
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Series A Preferred Stock Purchase Rights	Nasdaq Global Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Not Applicable

(Title of Class)

Item 1.	Description of Registrant’s Securities to be Registered.

On January 29, 2010, the Board of Directors (the “Board of Directors”) of ICO Global Communications (Holdings) Limited (the “Company”) authorized and declared a dividend of one Class A Right (“Class A Right”) for each outstanding share of its Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”) and one Class B Right (“Class B Right” and together with the Class A Rights, the “Rights”) for each outstanding share of its Class B Common Stock, par value $0.01 per share (the “Class B Common Stock” and together with the Class A Common Stock, the “Company Common Stock”), to stockholders of record at the close of business on February 8, 2010 (the “Record Date”), and authorized the issuance of one Class A Right for each share of Class A Common Stock issued by the Company and one Class B Right for each share of Class B Common Stock issued by the Company (except as otherwise provided in the Tax Benefits Plan, as defined below) between the Record Date and the Distribution Date (as defined below). Each Class A Right entitles the registered holder, subject to the terms of the Tax Benefits Plan (as defined below), to purchase from the Company one one-thousandth of a share (a “Unit”) of Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Series A Preferred”), at a purchase price of $12.40 per Unit, subject to adjustment, and each Class B Right entitles the registered holder, subject to the terms of the Tax Benefits Plan, to purchase from the Company one Unit of Series B Junior Participating Preferred Stock, par value $0.01 per share (the “Series B Preferred”), at a purchase price of $12.40 per Unit, subject to adjustment. The purchase price for the Class A Rights and the Class B Rights is payable in cash or by certified or bank check or money order payable to the order of the Company. The description and terms of the Rights are set forth in a Tax Benefits Preservation Plan between the Company and Mellon Investor Services LLC, as Rights Agent, dated as of January 29, 2010, as amended from time to time (the “Tax Benefits Plan”).

Copies of the Tax Benefits Plan and forms of the Certificates of Designation for the Series A Preferred and Series B Preferred have been filed with the Securities and Exchange Commission as Exhibits to a Current Report on Form 8-K. Copies of the Tax Benefits Plan and forms of the Certificates of Designation are available free of charge from the Company. This summary description of the Rights, the Series A Preferred and the Series B Preferred does not purport to be complete and is qualified in its entirety by reference to all of the provisions of the Tax Benefits Plan and forms of the Certificates of Designation, including the definitions therein of certain terms, which Tax Benefits Plan and forms of the Certificates of Designation are incorporated herein by reference.

The Board of Directors adopted the Tax Benefits Plan in an effort to help preserve the Company’s ability to utilize its existing and potential future net operating loss carryforwards (the “NOLs”) to reduce potential future federal income tax obligations. The Company has substantial existing and potential future NOLs, and under the Internal Revenue Code and the Treasury Regulations issued thereunder, it may “carry forward” these losses in certain circumstances to offset any current and future income and thus reduce its federal income tax liability, subject to certain restrictions. To the extent that the NOLs do not otherwise become limited, the Company believes that it will be able to carry forward a significant amount of NOLs, and therefore these NOLs could be a substantial asset for the Company. However, the Company’s ability to use its NOLs would be limited if there was an “ownership change” under Section 382 of the Internal Revenue Code (“Section 382”). This would occur if existing or future stockholders owning (or deemed under Section 382 to own) 5% or more of the Company’s securities by value increase their collective ownership of the aggregate amount of the Company’s then-outstanding securities by more than 50 percentage points over a three-year period.

The Tax Benefits Plan is intended to act as a deterrent to any person or group acquiring, without the approval of the Company’s Board of Directors, beneficial ownership of 4.9% or more of the Company Stock, defined to include (i) shares of Company Common Stock, (ii) shares of preferred stock of the Company (other than preferred stock described in Section 1504(a)(4) of the Internal Revenue Code), (iii) warrants, rights, or options (including options within the meaning of Treasury Regulation § 1.382-2T(h)(4)(v)) to purchase stock of the Company, and (iv) any interest that would be treated as “stock” of the Company for purposes of Section 382 of the Internal Revenue Code or pursuant to Treasury Regulation § 1.382-2T(f)(18). However, the Tax Benefits Plan cannot provide certainty that an “ownership change” will not occur or that the Company will be able to utilize its tax benefits. Holders of 4.9% or more of the Company Stock outstanding as of the close of business on January 29, 2010 will not trigger the Tax Benefits Plan so long as they do not (i) acquire additional Company Stock constituting one-half of one percent (0.5%) or more of the Company Stock outstanding as of the date of the Tax Benefits Plan (as adjusted for stock splits, subdivisions and the like, as well as other exceptions detailed in the Tax Benefits Plan), or (ii) fall under 4.9% ownership of Company Stock and then re-acquire 4.9% or more of the Company Stock. Any Rights held by an Acquiring Person (defined below) are void and may not be exercised. The Board of Directors may, in its sole discretion, exempt any person or group from being deemed an Acquiring Person for purposes of the Tax Benefits Plan and may exempt any transaction from causing a person to become an Acquiring Person. The rights offering approved by the Board of Directors as of January 29, 2010 is deemed under the Tax Benefits Plan to be such an exempt transaction.

The Tax Benefits Plan

Certificates; Distribution Date. Initially, the Rights will attach to all certificates representing shares of outstanding Company Common Stock, and no separate Rights Certificates will be distributed. Subject to the provisions of the Tax Benefits Plan, the Rights will separate from the Company Common Stock and the “Distribution Date” will occur upon the earlier of (i) ten business days following a public announcement (the date of such announcement being the “Stock Acquisition Date”) that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired or otherwise obtained beneficial ownership of 4.9% or more of the then-outstanding Company Stock, or such earlier date as the Board of Directors shall determine that a Person has become an Acquiring Person (or, if the tenth business day after the Stock Acquisition Date occurs before the Record Date, the close of business on the Record Date), and (ii) ten business days (or such later date as may be determined by action of the Board of Directors) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. Until the Distribution Date, (i) the Rights will be evidenced by Company Common Stock certificates and will be transferred with and only with such Company Common Stock certificates, (ii) new Company Common Stock certificates issued after the Record Date (also including shares distributed from treasury) will contain a notation incorporating the Tax Benefits Plan by reference and (iii) the surrender for transfer of any certificates representing outstanding Company Common Stock will also constitute the transfer of the Rights associated with the Company Common Stock represented by such certificates.

The Rights are not exercisable until the Distribution Date. Under certain circumstances, as provided in the Tax Benefits Plan, the exercisability of the Rights may be suspended.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Company Common Stock as of the close of business on the Distribution Date (and to each initial holder of certain shares of Company Common Stock issued after the Distribution Date) and, thereafter, the separate Rights Certificates alone will represent the Rights.

Flip-In. If a person becomes an Acquiring Person, then each holder of a Right will thereafter have the right to receive, upon exercise, Units of Series A Preferred or Series B Preferred or, at the option of the Company, shares of Company Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. The exercise price is the purchase price multiplied by the number of Units of Series A Preferred or Series B Preferred issuable upon exercise of a Right prior to the event described in this paragraph. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Tax Benefits Plan) were, beneficially owned by any Acquiring Person or any affiliate or associate thereof (or certain transferees of any thereof) will be null and void.

Redemption. At any time until ten business days following the Stock Acquisition Date (or, if the Stock Acquisition Date shall have occurred prior to the Record Date, until ten business days following the Record Date), the Board of Directors may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (subject to adjustment in certain events) payable, at the election of the Board of Directors, in cash, shares of Company Common Stock or other consideration considered appropriate by the Board of Directors. Immediately upon the action of the Board of Directors ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

Exchange. The Company may, at any time after there is an Acquiring Person, until the time specified in the Tax Benefits Plan, exchange all or part of the then-outstanding and exercisable Class A Rights and Class B Rights (other than Rights that shall have become null and void) for Units of Series A Preferred or shares of Class A Common Stock or Units of Series B Preferred or shares of Class B Common Stock, respectively, pursuant to a one-for-one exchange ratio, subject to adjustment or, at the election of the Company, other consideration.

Expiration. The Rights will expire on the earliest of (i) the tenth (10th) anniversary of the Tax Benefits Plan, (ii) the time at which the Rights are redeemed or exchanged, and (iii) the repeal of Section 382 of the Internal Revenue Code or any successor statute if the Board of Directors determines that the Tax Benefits Plan is no longer necessary for the preservation of NOLs and certain other tax benefits.

No Stockholder Rights; Taxation. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Units of Preferred Stock (or other consideration) or in the event of the redemption of Rights as set forth above.

Amendment. Prior to the Distribution Date, the Company may amend any of the provisions of the Plan without the approval of the holders of the Rights or Company Common Stock at any time. After such date, subject to the terms of the Plan, the Company may amend the Plan to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period, or to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person).

Description of Series A Preferred and Series B Preferred

The Units of Series A Preferred and Series B Preferred will be nonredeemable.

Each Unit of Series A Preferred and Series B Preferred will have a minimum preferential quarterly dividend of $0.001 per Unit or any higher per share dividend declared on the Company Common Stock.

In the event of liquidation, the holder of a Unit of Series A Preferred or Series B Preferred will receive a preferred liquidation payment equal to the greater of $0.01 per Unit and the per share amount paid in respect of a share of the Company Common Stock.

Each Unit of Series A Preferred will have one vote, and each Unit of Series B Preferred will have ten votes, each voting together with the Company Common Stock.

In the event of any merger, consolidation or other transaction in which shares of Class A Common Stock are exchanged, each Unit of Series A Preferred will be entitled to receive the per share amount paid in respect of each share of Class A Common Stock. In the event of any merger, consolidation or other transaction in which shares of Class B Common Stock are exchanged, each Unit of Series B Preferred will be entitled to receive the per share amount paid in respect of each share of Class B Common Stock.

Holders of Series B Preferred will have the right to convert their Units of Series B Preferred into an equal number of Units of Series A Preferred at any time. Units of Series B Preferred will automatically be converted into an equal number of Units of Series A Preferred upon any transfer, other than certain permitted transfers.

The rights of holders of the Series A Preferred and Series B Preferred with respect to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

The economic value of one Unit of Series A Preferred or Series B Preferred should approximate the economic value of one share of the applicable class of Company Common Stock.

Item 2.	Exhibits.

Exhibit No.	Description

3.1	Form of Certificate of Designation of the Series A Junior Participating Preferred Stock of the Company, dated January 29, 2010 (incorporated by reference to Exhibit 3.1 to the registrant’s Current Report on Form 8-K, dated February 1, 2010).

3.2	Form of Certificate of Designation of the Series B Junior Participating Preferred Stock of the Company, dated January 29, 2010 (incorporated by reference to Exhibit 3.2 to the registrant’s Current Report on Form 8-K, dated February 1, 2010).

4.1	Form of Tax Benefits Preservation Plan, dated as of January 29, 2010, between the Company and Mellon Investor Services LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 to the registrant’s Current Report on Form 8-K, dated February 1, 2010).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

ICO Global Communications (Holdings) Limited

Date: February 1, 2010	By:	/s/ JOHN L. FLYNN
	Name:	John L. Flynn
	Title:	Executive Vice President, Generics Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

3.1	Form of Certificate of Designation of the Series A Junior Participating Preferred Stock of the Company, dated January 29, 2010 (incorporated by reference to Exhibit 3.1 to the registrant’s Current Report on Form 8-K, dated February 1, 2010).

3.2	Form of Certificate of Designation of the Series B Junior Participating Preferred Stock of the Company, dated January 29, 2010 (incorporated by reference to Exhibit 3.2 to the registrant’s Current Report on Form 8-K, dated February 1, 2010).

4.1	Form of Tax Benefits Preservation Plan, dated as of January 29, 2010, between the Company and Mellon Investor Services LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 to the registrant’s Current Report on Form 8-K, dated February 1, 2010).